United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Purchases of equity securities by the issuer and affiliated purchasers on May 31, 2021

Company: VALE S.A.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE3	156,921,047	2.97%	2.97%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/04/21	762,600	110.02641	83,906,138.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/06/21	657,800	113.23162	74,483,759.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/07/21	1,689,000	115.10440	194,411,333.00
Shares	VALE3	Santander CCVM S.A	Buy	05/11/21	1,531,100	116.61706	178,552,379.59
Shares	VALE3	J.P. Morgan CCVM SA	Buy	05/13/21	1,672,200	112.47630	188,082,874.56
Shares	VALE3	J.P. Morgan CCVM SA	Buy	05/14/21	1,878,500	110.59876	207,759,769.51
Shares	VALE3	J.P. Morgan CCVM SA	Buy	05/18/21	1,519,800	114.19457	173,552,905.35
Shares	VALE3	J.P. Morgan CCVM SA	Buy	05/19/21	2,565,700	111.38039	285,768,679.11
Shares	VALE3	Santander CCVM S.A	Buy	05/24/21	2,364,500	108.84629	257,367,049.70
Shares	VALE3	Santander CCVM S.A	Buy	05/26/21	2,050,500	108.73188	222,954,712.14
Shares	VALE3	Santander CCVM S.A	Buy	05/28/21	3,365,700	111.13166	374,035,839.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	05/31/21	2,327,300	114.29935	266,008,885.16

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE3	179,305,747	3.39%	3.39%

Company: VALE S.A.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE3	7,597,514	0.14%	0.144%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	Bradesco Securities Inc	Buy	05/04/21	1,200,000	20.27800	132,630,286.80
ADS	VALE	Bradesco Securities Inc	Buy	05/06/21	742,200	21.45580	84,235,799.93
ADS	VALE	Bradesco Securities Inc	Buy	05/07/21	1,300,000	22.07953	149,880,491.56
ADS	VALE	XP Investments US	Buy	05/11/21	1,579,400	22.43090	185,650,006.48
ADS	VALE	XP Investments US	Buy	05/13/21	2,500,000	21.33403	281,689,193.33
ADS	VALE	XP Investments US	Buy	05/14/21	1,637,580	21.05449	181,704,716.18
ADS	VALE	Bradesco Securities Inc	Buy	05/18/21	1,738,600	21.76986	199,040,701.73
ADS	VALE	Bradesco Securities Inc	Buy	05/19/21	3,388,600	21.09079	377,509,667.90
ADS	VALE	Citigroup Global Markets Inc	Buy	05/24/21	2,425,005	20.51880	264,703,632.96
ADS	VALE	XP Investments US	Buy	05/26/21	3,220,400	20.56275	352,053,478.13
ADS	VALE	XP Investments US	Buy	05/28/21	4,320,100	21.34713	482,144,456.85

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE3	31,649,399	0.60%	0.60%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date: June 10, 2021	By:	/s/ Ivan Fadel
Head of Investor Relations